SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

EnerNOC, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

292764107
(CUSIP Number)

Megan J. Beauregard
General Counsel, Secretary and AVP Legal and Corporate Affairs
Enel Green Power North America, Inc.
100 Brickstone Square, Ste 300
Andover, MA 01810
United States
(978) 296-6822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Lance T. Brasher
Pankaj K. Sinha
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, District of Columbia 20005
(202) 371 - 7000

June 21, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 292764107

1.	NAMES OF REPORTING PERSONS: Enel Green Power North America, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 2,830,569(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,569(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.02%(2)
14.	TYPE OF REPORTING PERSON CO

(1)
Pursuant to the Support Agreements (described below), Enel Green Power North America, Inc. may be deemed to have beneficial ownership of 2,830,569 shares of common stock, par value $0.001 per share, of EnerNOC, Inc. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 31,372,190 shares of EnerNOC, Inc. common stock outstanding as of June 20, 2017 as set forth in the Merger Agreement (as defined below), which information is provided by EnerNOC, Inc.

CUSIP No. 292764107

1.	NAMES OF REPORTING PERSONS: Pine Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 2,830,569(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,569(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.02%(2)
14.	TYPE OF REPORTING PERSON CO

(1)
Pursuant to the Support Agreements (described below), Pine Merger Sub, Inc. may be deemed to have beneficial ownership of 2,830,569 shares of common stock, par value $0.001 per share, of EnerNOC, Inc. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 31,372,190 shares of EnerNOC, Inc. common stock outstanding as of June 20, 2017 as set forth in the Merger Agreement (as defined below), which information is provided by EnerNOC, Inc.

CUSIP No. 292764107

1.	NAMES OF REPORTING PERSONS: Enel Green Power S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 2,830,569(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,569(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.02%(2)
14.	TYPE OF REPORTING PERSON CO

(1)
Pursuant to the Support Agreements (described below), Enel Green Power S.p.A. may be deemed to have beneficial ownership of 2,830,569 shares of common stock, par value $0.001 per share, of EnerNOC, Inc. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 31,372,190 shares of EnerNOC, Inc. common stock outstanding as of June 20, 2017 as set forth in the Merger Agreement (as defined below), which information is provided by EnerNOC, Inc.

CUSIP No. 292764107

1.	NAMES OF REPORTING PERSONS: Enel S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 2,830,569(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,830,569(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.02%(2)
14.	TYPE OF REPORTING PERSON CO

(1)
Pursuant to the Support Agreements (described below), Enel S.p.A. may be deemed to have beneficial ownership of 2,830,569 shares of common stock, par value $0.001 per share, of EnerNOC, Inc. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 31,372,190 shares of EnerNOC, Inc. common stock outstanding as of June 20, 2017 as set forth in the Merger Agreement (as defined below), which information is provided by EnerNOC, Inc

SCHEDULE 13D
Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of EnerNOC, Inc., a Delaware corporation (“EnerNOC”). EnerNOC’s principal executive offices are located at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of Enel Green Power North America, Inc., a Delaware corporation, (“EGPNA”), Pine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of EGPNA (“Purchaser”), Enel Green Power S.p.A., an Italian corporation and parent of EGPNA (“EGP”), and Enel S.p.A., an Italian corporation and parent of EGP (“Enel”).  EGPNA, Purchaser, EGP and Enel are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Schedule 13D because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder with respect to the transaction described in Item 3 and Item 4 below. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

The principal executive office of each of EGPNA and Purchaser is located at 100 Brickstone Square, Ste 300, Andover, Massachusetts 01810, and the telephone number of each is (978) 296-6822. The principal executive office of EGP is located at Viale Regina Margherita 125, Rome, Italy, while the principal executive office of Enel is located at Viale Regina Margherita 135; for both the telephone number is +39 (06) 83051.

EGPNA, EGP and Enel (collectively, the “Enel Group”) are a leading group of companies in the renewable energy sector, operating with innovative energy technologies to produce solar, wind, hydro and geothermal energy. Purchaser was recently formed for the purpose of acquiring all of the issued and outstanding shares of Common Stock of EnerNOC (the “Shares”) and consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, Purchaser has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined in Item 4 below), the Merger (defined in Item 4 below) and the Merger Agreement.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Support Agreements described in Item 4 below (the terms of which are hereby incorporated by reference) were entered into among EGPNA, Purchaser, David Brewster and Timothy Healy (collectively, the “Supporting Shareholders”). None of the Reporting Persons paid any amount to the Supporting Shareholders in connection with the execution and delivery of the Support Agreement and as a result no funds were used for such purpose.

The total amount of funds required by EGPNA to consummate the Offer (as defined below) described in Item 4 below (the terms of which are hereby incorporated by reference) and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $250 million, plus related fees and expenses. EGPNA has access to, and will provide Purchaser with, sufficient funds to purchase all Shares validly tendered in the Offer and to fund Purchaser’s acquisition of the remaining Shares in the Merger.

Item 4.	Purpose of Transaction.

EGPNA, Purchaser and Enel entered into an Agreement and Plan of Merger, dated as of June 21, 2017 (the “Merger Agreement”), with EnerNOC. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, Purchaser has agreed to commence a tender offer (the “Offer”) no later than July 10, 2017 to acquire all outstanding Shares of EnerNOC at a purchase price of $7.67 per share (the “Offer Price”) in cash, without interest, less any required withholding taxes. The Offer is subject to customary conditions. The Merger Agreement further provides that, upon the terms and subject to the conditions set forth therein, following successful completion of the Offer, Purchaser will merge with and into EnerNOC, with EnerNOC continuing as the surviving corporation and as a wholly owned subsidiary of EGPNA (the “Merger”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no shareholder vote being required to consummate the Merger. In the Merger, each outstanding Share of EnerNOC (other than Shares held by EGPNA, Purchaser, EnerNOC, or shareholders who have validly exercised their appraisal rights under Delaware law) will be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price, subject to any required withholding of taxes and without interest. Each outstanding stock option to purchase EnerNOC Shares will be cancelled and each former holder of any such cancelled option will be entitled to receive a payment in cash of an amount equal to the excess of the Offer Price over the exercise price of the EnerNOC stock option. Any EnerNOC stock option with an exercise price per share in excess of the Offer Price will be canceled without payment therefor.

Concurrently with the execution and delivery of the Merger Agreement, EGPNA and Purchaser entered into Tender and Support Agreements (the “Support Agreements”) with the Supporting Shareholders, pursuant to which the Supporting Shareholders have agreed, solely in their capacities as shareholders of EnerNOC, to tender into the Offer EnerNOC Shares now held or hereafter acquired by the Supporting Shareholders and otherwise support the transactions contemplated by the Merger Agreement, including by voting such Shares for matters necessary to consummate the transactions and against matters that could materially delay or interfere with the transactions. As of June 20, 2017, the Supporting Shareholders beneficially owned, in the aggregate, 2,830,569 Shares of EnerNOC. The Support Agreements only apply to 2,830,569 Shares of all outstanding Shares as of June 20, 2017 (or approximately 9.02% of all outstanding Shares as of June 20, 2017). The Support Agreements will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms. In such case, any Shares tendered by the Supporting Shareholders would be returned. In addition, upon a change of recommendation by the board of directors of EnerNOC certain of the Supporting Shareholders’ obligations and rights under the Support Agreements will not apply.

After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable.  At the effective time of the Merger, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety to be in the form of Purchaser’s certificate of incorporation (except with respect to name and certain indemnification and exculpation provisions), (ii) the by-laws of the surviving corporation will be amended and restated to be in the form of Purchaser’s by-laws (except with respect to name and certain indemnification provisions), and (iii) except as otherwise determined by EGPNA (a) the directors of Purchaser immediately after to the effective time of the Merger will be the initial directors of the surviving corporation and (b) the officers of EnerNOC immediately after the effective time of the Merger will be the initial officers of the surviving corporation.

The foregoing descriptions of the Merger Agreement and the Support Agreements are qualified in their entirety by reference to the full terms of the Merger Agreement and the Support Agreements, which are filed as Exhibits 1 and 2 and are incorporated herein by reference.

Following the Merger, EnerNOC Shares will no longer be traded on NASDAQ, there will be no public market for the EnerNOC Shares and registration of EnerNOC Shares under the Exchange Act will be terminated.

The purpose of the Support Agreements is to facilitate the acquisition of EnerNOC Shares in the Offer and the consummation of the Merger. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, EnerNOC.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities.  No tender offer for the shares of EnerNOC has commenced at this time.  In connection with the proposed transaction, EGPNA intends to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to shareholders of EnerNOC.  INVESTORS AND SECURITY HOLDERS OF ENERNOC ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by EGPNA through the website maintained by the SEC at http://www.sec.gov or through EGPNA’s website at http://www.enelgreenpower.com or may also be obtained from EGPNA upon written request to  Enel Green Power North America, 100 Brickstone Square, Ste 300, Andover, MA 01810, e-mail: egpna.communication@enel.com.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)—(b) As a result of the Support Agreements, the Reporting Persons may be deemed to have the power to cause up to 2,830,569 EnerNOC Shares (or approximately 9.02% of all outstanding Shares as of June 20, 2017) to support the Offer and the Merger, and thus, each Reporting Person may be deemed to be the beneficial owner of those Shares. This calculation is based on 31,371,190 Shares outstanding as of June 20, 2017 as set forth in the Merger Agreement, which information was provided by EnerNOC.

The Reporting Persons (i) are not entitled to any rights as a shareholder of EnerNOC as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of such Reporting Persons, no person named in Schedule A hereto, beneficially owns any EnerNOC Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed in Schedule A hereto have effected any transaction in the Shares during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of EnerNOC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated as of June 21, 2017, by and among Enel Green Power North America, Inc., Pine Merger Sub, Inc., Enel S.p.A. and EnerNOC, Inc.

2.	Form of Tender and Support Agreement, dated as of June 21, 2017, by and among Enel Green Power North America, Inc., Pine Merger Sub, Inc. and each of the shareholders named therein.

3.	Joint Filing Agreement, dated as of June 30, 2017, by and among Enel Green Power North America, Inc., Pine Merger Sub, Inc., Enel Green Power S.p.A. and Enel S.p.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2017

ENEL GREEN POWER NORTH AMERICA, INC.
By:	/s/ Rafael Gonzalez
Name:	Rafael Gonzalez
Title:	President and CEO

PINE MERGER SUB, INC.
By:	/s/ Mike Storch
Name:	Mike Storch
Title:	Executive Vice President

ENEL GREEN POWER S.p.A
By:	/s/ Antonio Cammisecra
Name:	Antonio Cammisecra
Title:	CEO

ENEL S.p.A
By:	/s/ Francesco Starace
Name:	Francesco Starace
Title:	CEO and General Manager

SCHEDULE A

Enel Green Power North America, Inc.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of EGPNA are set forth below. If no business address is given, the director’s or executive officer’s business address is 100 Brickstone Square, Ste 300, Andover, Massachusetts 01810. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to EGPNA.

Directors

Name	Principal Occupation Including Name and Address of Employer	Citizenship
Antonio Cammisecra	CEO of Enel Green Power S.p.A.	Italy
Rafael Gonzalez	President and CEO of Enel Green Power North America, Inc.	Spain
Giuseppe Perna	Head of Tax, Enel Green Power S.p.A.	Italy
Michele Calderoni	Head of Finance, Enel Green Power S.p.A.	Italy

Executive Officers (Who Are Not Directors)

Name	Principal Occupation Including Name and Address of Employer	Citizenship
Melissa Morgante	VP of Human Resources and Administration of Enel Green Power North America, Inc.	United States
Megan Beauregard	General Counsel, Secretary, and Assistant VP of Enel Green Power North America, Inc.	United States
Alessandro Lazzarotto	Project Leader and Engineering & Construction VP of Enel Green Power North America, Inc.	Italy
Stephen Pike	Vice President of Operations and Maintenance of Enel Green Power North America, Inc.	United States
Gianfranco Butera	CFO and VP of Enel Green Power North America, Inc.	Italy
Michael I. Storch	EVP and Chief Company Development Officer of Enel Green Power North America, Inc.	United States
Giorgios Pergamalis	Vice President of Enel Green Power North America, Inc.	Greece

SCHEDULE A

Pine Merger Sub, Inc.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Purchaser are set forth below. If no business address is given, the director’s or executive officer’s business address is 100 Brickstone Square, Ste 300, Andover, Massachusetts 01810. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser.

Directors

Name	Principal Occupation Including Name and Address of Employer	Citizenship
Rafael Gonzalez	See response for EGPNA.	Spain
Michael I. Storch	See response for EGPNA.	United States
Stephen Pike	See response for EGPNA.	United States
Gianfranco Butera	See response for EGPNA.	Italy

Executive Officers (Who Are Not Directors)

Name	Principal Occupation Including Name and Address of Employer	Citizenship
Melissa Morgante	See response for EGPNA.	United States
Megan Beauregard	See response for EGPNA.	United States
Giorgios Pergamalis	See response for EGPNA.	Greece
Alessandro Lazzarotto	See response for EGPNA.	Italy

SCHEDULE A

Enel Green Power S.p.A.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of EGP are set forth below. If no business address is given, the director’s or executive officer’s business address is Viale Regina Margherita 125, Rome, Italy. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to EGP.

Directors

Name	Principal Occupation Including Name and Address of Employer	Citizenship
Antonio Cammisecra	CEO, Enel Green Power S.p.A.	Italy
Francesca Napolitano	Director	Italy
Alberto De Paoli	Chairman	Italy

Executive Officers (Who Are Not Directors)

Name	Principal Occupation Including Name and Address of Employer	Citizenship
None

SCHEDULE A

Enel S.p.A.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Enel are set forth below. If no business address is given, the director’s or executive officer’s business address is Viale Regina Margherita 135, Rome, Italy. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Enel.

Directors

Name	Principal Occupation Including Name and Address of Employer	Citizenship
Maria Patrizia Grieco	Chairman, Enel S.p.A.	Italy
Francesco Starace	CEO and General Manager, Enel S.p.A.	Italy
Alfredo Antoniozzi	Director, Enel S.p.A.	Italy
Cesare Calari	Director, Enel S.p.A.	Italy
Paolo Girdinio	Director, Enel S.p.A.	Italy
Alberto Pera	Director, Enel S.p.A.	Italy
Anna Chiara Svelto	Director, Enel S.p.A.	Italy
Angelo Taraborrelli	Director, Enel S.p.A.	Italy

Executive Officers (Who Are Not Directors)

Name	Principal Occupation Including Name and Address of Employer	Citizenship
Livio Gallo	Head of Global Infrastructure and Networks, Enel S.p.A.	Italy
Carlo Tamburi	Head of Italy, Enel S.p.A.	Italy
Roberto DeAmbrogio	Head of Europe and North Africa	Italy
Enrico Viale	Head of Global Thermal Generation	Italy